InBev

RECEIVED

2004 NOV 10 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

04046749

Leuven, 3 November 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
DEC 2 0 2004
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

dlw 12/20

Enclosure: press release

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press release

Brussels, November 3, 2004

Solid organic volume and profit growth

A. Nine Months

1. InBev's trading in the first nine months generated solid organic growth:

- Volume + 4.4 %
- Net Turnover + 6.3 %
- EBITDA + 7.2 %
- EBIT + 9.4 %

Euro million unless otherwise stated	9 months 2003	Organic growth (1)	Scope (2)	Currency translation	One-off items	9 months 2004 as reported	Organic growth (%)
Volume (3)	73.9	3.25	20.52	-		97.7	4.4
Net turnover	5,237	331	368	<117>		5,819	6.3
EBITDA	1,119	81	139	<26>	388	1,702	7.2
EBIT	626	59	62	<16>	315	1,045	9.4

(1) Organic growth excludes currency translation, acquisition/divestitures(scope), and one-off items.
(2) Includes impact of the termination of a no-margin wholesaling contract in the UK and one month of AmBev results (see below).
(3) Million hectoliters.

The two global premium brands, Beck's® and Stella Artois®, grew 5.7%.

Despite the change in country mix, Net Turnover grew 190 basis points faster than volume, due to better product mix and pricing.

Total EBITDA margin grew from 21.4 % in 2003 to 22.6 %. Excluding AmBev, it was up 50bp to 21.9 %, despite the change in country mix.

InBev

2. Per zone, the performance was as follows:

- NORTH AMERICA

North America produced organic volume growth of +4.8%.

In Canada, domestic volumes grew organically by +0.8%, slightly below industry growth. While InBev's strong premium brand portfolio ensured continued growth in its segment, the mainstream segment remains under pressure from the value segment.

At InBev USA, the positive trends continued, with depletions up 6.0% for the first nine months. Beck's® depletions were +6.5%, and Bass® started to recover.

- WESTERN EUROPE

Industry weakness resulted in -2.2% organic volume decline.

In Germany, InBev volumes declined in line with industry decline estimated at -2.4%. Lower volumes were realized for Hasseröder® (-9.8%), partly the result of pre-price increase loading in 2003. In this context, the Beck's® family showed superior growth at +10.6%.

In the UK, excluding the termination of a no-margin wholesaling contract, volumes declined due to InBev's strategy that focuses on value rather than volume. This resulted in a Stella Artois® volume decline of -3.3%. However, Castlemaine XXXX® produced an organic volume increase of +7.0%.

The Benefralux region experienced market share growth in Belgium and the Netherlands, and flat market share in France.

- CENTRAL & EASTERN EUROPE

In this region, organic volume growth was +14.9%.

Eastern Europe posted the strongest volume growth performance of +22.5%. In Russia, volumes were up +26.8%, with strong performances from Sibirskaya Korona® and Klinskoye®. In the Ukraine, the industry grew an estimated +12.3%, while Sun Interbrew's volumes increased by +15.6%.

In Central Europe, InBev achieved organic volume growth of +2.3%, lower than the first half due to the continued development of cheap German beer cans in Hungary and an estimated 5.3% industry decline in Croatia.

- ASIA/PACIFIC

In Asia Pacific organic volume growth was +1.8%.

In South Korea, due to a positive third quarter, InBev volumes recovered slightly to -1.5%, on a year-to-date basis. This improvement was mainly driven by the growth of the Cass® brand, which was launched in Q Pack® in May.

In China, the K.K. and Nanjing breweries combined, produced an organic volume growth of +11.3%.

- SOUTH AMERICA

Only one month of AmBev results is included under scope, with the following impact: volume 9.4m hl, net turnover euro 269m, EBITDA euro 99m, EBIT euro 74m.
For more detailed information, please refer to AmBev's third-quarter results, which are also published today.

3. Nine month figures include significant one-offs, due in particular to the sale of the FEMSA Cerveza stake. Normalized EBITDA and EBIT figures excluding those items are as follows:

	euro mio
EBITDA as reported	**1,702**
Capital gain FEMSA	-473
Brewery closures (cash costs)	+31
Back office restructuring (cash costs)	+15
Restructuring USA activities	+32
Convergence program (cash costs)	+13
Other items	-6
Normalized EBITDA	**1,314**

	euro mio
EBIT as reported	**1,045**
Adjustments detailed above	-388
Brewery closures (asset write-off)	+60
Assets impairments	+13
Normalized EBIT	**730**

B. Third Quarter

Compared to the third quarter of 2003, which benefited from exceptionally good weather in Western Europe, third quarter 2004 organic growth figures are:

- Volume + 1.3 %
- Net Turnover + 2.4 %
- EBITDA + 5.6 %
- EBIT + 7.8 %

C. 2004 Outlook

InBev expects that it will achieve in 2004 an organic performance broadly in line with what was achieved for the first nine months of the year.

D. Conference Call

A conference call for investors and analysts on these results is organized today at 8.00 a.m. Central European Time. The dial-in number is +44 208 974 7900 with access code C213903. A replay of this conference call will remain available for the following 48 hours on +44 1296 618 767, with PIN code 642202.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com

InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED
2004 NOV 10 P 3:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By courier

Leuven, 8 November 2004

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press release

InBev

Brussels, November 8, 2004

InBev to acquire full control of Hunan Debier Brewery

InBev is pleased to announce that it is acquiring the remaining 45% interest in Hunan Debier Brewery Company Co. Ltd., located in Hunan province, China, for a cash consideration of USD 18.2 million. This transaction is part of InBev's ongoing integration process of the Lion Group Breweries, which it acquired earlier this year. The transaction is expected to close by year end 2004.

InBev currently has two breweries in the Eastern Chinese province of Hunan (66.6 m inhabitants), the Hunan Debier Brewery in the city of Changsha and Zhuzhou Debier Brewery Co. Ltd in the city of Zhuzhou. Both breweries were acquired as part of the transaction with the Malaysian Lion Group, which sold its China brewery operations to InBev at the beginning of this year. As part of that transaction, InBev acquired 55% of the Hunan Debier Brewery. Today InBev announces the acquisition of the remaining 45% from Changsha Baisha Brewery Limited Liability Company.

InBev is one of the leading brewers in the Hunan province and it has a market share of over 80% in the city of Changsha. Hunan Debier brewery has a capacity of 1.3 m hl and 1.1 m hl of production volume, producing mainly the local Baisha brand. The brewery is profitable with an expected sales volume growth in 2004 of 32% versus 2003.

This transaction was completed at an EV/EBITDA multiple of 7.7x and at an EV/hl multiple of Euro29. Management expects this acquisition to be EPS accretive to InBev, from 2005 before goodwill amortization.

"With this acquisition, Interbrew China has reinforced its position in Hunan, further illustrating its commitment to the province," says Patrice Thys, President InBev Asia Pacific Zone. "*We are very pleased with the support we have received from the local government."*

"*We are delighted to see Interbrew's strong commitment in the Hunan market through this transaction,"* says Mayor Tan of Changsha Government. *"Interbrew shall receive full support from the Changsha Government for its investments in Changsha going forward."*

InBev

InBev is the third largest brewer in China, with a production capacity of 30 m hectoliters, a market share of over 10% and 18 breweries. It has operations in the Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong provinces. The company has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou. In 1997, InBev entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. In 2002, it acquired a 24 per cent share in the Zhujiang Joint Stock Company, China's fifth largest and most profitable brewer on a per-tonne basis, and a 70 per cent stake in K.K. Group's brewing business, based in Zhejiang Province. In 2004, InBev acquired the China brewery activities of the Lion Group of Malaysia, providing Interbrew China with leading market positions in the six provinces where it is present. In July 2004, InBev also acquired 70 per cent share in Zhejiang Shiliang Brewery Company Ltd. in Zhejiang province. InBev's longstanding interaction with its Chinese partners has provided the company with strong local relationships and a good understanding of the Chinese beer market.

Visit our web site www.InBev.com for more information on this transaction

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Interbrew China is an affiliate of InBev.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com